Exhibit 99.5

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

(1) AUTHORIZED THE BOARD TO REPURCHASE DOMESTIC

SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES

(2) NOTICE OF ANNUAL GENERAL MEETING

AND

(3) NOTICE OF H SHAREHOLDERS CLASS MEETING

Sinopec Shanghai Petrochemical Company Limited will convene the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 22 June 2022 at 2:00p.m., 2:15p.m. and 2:30p.m. respectively. The notice and form of proxy of the AGM and H Shareholders Class Meeting shall be sent together with this circular.

Whether or not you are able to attend the AGM and/or H Shareholders Class Meeting in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon as soon as practicable and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong in any event not less than 24 hours before the time for holding the AGM or H Shareholders Class Meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the AGM and/or H Shareholders Class Meeting or any adjournment thereof (as the case may be) as you wish. In such event, the form of proxy shall be deemed to be revoked.

A shareholder or his/her/its proxy shall produce required identification documents, and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Note II “Registration procedures for attending the AGM” and “Registration procedures for attending the H Shareholders Class Meeting” of the notice of the AGM and H Shareholders Class Meeting.

18 May 2022

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms shall have the following meanings:

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of directors of the Company

“Sinopec Group”	China Petrochemical Group Corporation Limited, a wholly State-owned enterprise incorporated in the PRC

“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai Stock Exchange (stock code: 600688) and New York Stock Exchange (stock code: SHI)

“Director(s)”	the director(s) of the Company, including independent non-executive directors

“AGM”	the 2021 annual general meeting to be held by the Company at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 22 June 2022 at 2:00 p.m.

“A Shareholders Class Meeting”	the second A shareholders class meeting for 2022 to be held by the Company at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 22 June 2022 at 2:15 p.m.

“H Shareholders Class Meeting”	the second H shareholders class meeting for 2022 to be held by the Company at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 22 June 2022 at 2:30 p.m.

“Group”	the Company and its subsidiaries

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“Independent Shareholders”	shareholders of the Company other than Sinopec Corp. and its associates

“Latest Practicable Date”	10 May 2022, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

“PRC” or “China”	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai Stock Exchange (stock code: 600028), London Stock Exchange (stock code: SNP) and New York Stock Exchange (stock code: SNP)

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Executive Directors: Wu Haijun Guan Zemin Du Jun Huang Xiangyu Non-executive Directors: Xie Zhenglin Peng Kun Independent non-executive Directors: Li Yuanqin Tang Song Chen Haifeng Yang Jun Gao Song	Registered Office in the PRC: 48 Jinyi Road Jinshan District Shanghai, PRC Principal Place of Business in Hong Kong: Room 605, 6/F Island Place Tower 510 King’s Road Hong Kong 18 May 2022

To H Shareholder(s)

Dear Sir or Madam,

(1) AUTHORIZED THE BOARD TO REPURCHASE DOMESTIC

SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES

(2) NOTICE OF ANNUAL GENERAL MEETING

AND

(3) NOTICE OF H SHAREHOLDERS CLASS MEETING

I.	INTRODUCTION

The purpose of this circular is to provide you the detailed information on parts of the certain proposed resolutions to be considered and approved at the AGM to enable you to make an informed decision on whether to vote for or against the resolutions at the AGM. The resolutions and details are set out in this letter from the Board.

At the AGM, ordinary resolutions will be proposed, among others, to approve the Board’s repurchasing of the domestic shares and/or overseas-listed foreign shares of the Company. At the H Shareholders Class Meeting, a special resolution will be proposed to approve the Board’s repurchasing of the domestic shares and/or overseas-listed foreign shares of the Company.

LETTER FROM THE BOARD

II.	Authorized the Board to Repurchase Domestic Shares and/or Overseas Listed Foreign Shares

1.	A Share Repurchase Mandate

The PRC Company Law (to which the Company is subject and has incorporated in its Articles of Association) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of a) reducing its registered share capital; (b) merging with other companies which hold shares of the Company; (c) granting shares as reward to the staff of the Company; (d) acquiring the shares of shareholders who vote against any shareholders’ resolution on a merger or division; (e) utilizing the shares for conversion of corporate bonds issued by the Company which are convertible into shares; or (f) where it is necessary for safeguarding the Company’s value and shareholders’ equity.

PRC laws and regulations and the Shanghai Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the directors to repurchase the A shares of such company that are listed on the Shanghai Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate class meetings.

The Company would like to draw the Shareholders’ attention to the fact that, even if the A Share Repurchase Mandate is approved at the AGM, the A Shareholders Class Meeting and H Shareholders Class Meeting, in the case of repurchase of A shares to be canceled to reduce the registered capital, the Company will still be required, under applicable PRC laws and regulations and the Shanghai Listing Rules, to seek additional, specific and prior approval from its Shareholders in general meeting by way of special resolution(s) for each repurchase of A Shares and to provide further information and details of such repurchase of A Shares in accordance with the requirements under applicable PRC laws and regulations and the Shanghai Listing Rules. The Company will at all times comply fully with all applicable PRC laws and regulations and the Shanghai Listing Rules and will seek additional, specific and prior approval from its Shareholders in general meeting by way of special resolution(s) for each repurchase of A Shares.

2.	H Share Repurchase Mandate

The PRC Company Law (to which the Company is subject and has incorporated in its Articles of Association) provides that a joint stock limited company incorporated in the PRC may not repurchase its shares unless such repurchase is effected for the purpose of (a) reducing its registered share capital; (b) in connection with a merger between itself and another entity that holds its shares; (c) granting shares as reward to the staff of the company; or (d) the repurchase is made at the request of its shareholders who disagrees with shareholders’ resolutions in connection with a merger or division; (e) utilizing the shares for conversion of corporate bonds issued by the Company which are convertible into shares; or (f) where it is necessary for safeguarding the Company’s value and shareholders’ equity.

PRC laws and regulations and the Hong Kong Listing Rules permit shareholders of a PRC joint stock limited company to grant a general mandate to the directors to repurchase H shares of such company that are listed on the Hong Kong Stock Exchange. Such mandate is required to be given by way of a special resolution passed by shareholders in general meeting and special resolutions passed by holders of domestic shares and overseas listed foreign shares in separate class meetings. Besides, the Company shall also carry out filings with the China Securities Regulatory Commission after the Company has repurchased its shares (if applicable).

LETTER FROM THE BOARD

3.	General Information

In accordance with the relevant regulatory requirements, the Company proposes to the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to consider and approve the grant of a general mandate to the Board to repurchase domestic shares (A shares) and overseas-listed foreign invested shares (H shares) by special resolutions (the “Repurchase Mandate”):

（1）

approve a general mandate to the Board, by reference to market conditions and in accordance with needs of the Company, to repurchase domestic shares (A shares) not exceeding 10% of the total number of domestic shares (A shares) in issue at the time when this resolution is passed at the AGM and the relevant resolutions are passed at class meetings of shareholders. The use of shares includes but is not limited to shares holding scheme or as incentive compensation to the staff of the Company, corporate bonds issued by the Company which are convertible into shares or necessary for the Company to protect the Company’s value and shareholders’ equity. Pursuant to PRC laws and regulations, in the case of repurchase of A shares to be canceled to reduce the registered capital, the Board will seek further approval from its shareholders in general meeting for each repurchase of domestic shares (A shares) even where the general mandate is granted, but will not be required to seek shareholders’ approval at class meetings of domestic share (A shares) shareholders or overseas-listed foreign invested share (H shares) shareholders.

（2）

approve a general mandate to the Board, by reference to market conditions and in accordance with needs of the Company, to repurchase overseas-listed foreign invested shares (H shares) not exceeding 10% of the total number of overseas-listed foreign invested shares (H shares) in issue at the time when this resolution is passed at the AGM and the relevant resolutions are passed at class meetings of shareholders.

（3）	the Board be authorised to (including but not limited to the following):

a)	formulate and implement specific repurchase plans, including but not limited to determine time of repurchase, period of repurchase, repurchase price and number of shares to repurchase, etc.;

b)	notify creditors and issue announcements;

c)	open overseas share accounts and to carry out related change of foreign exchange registration procedures;

d)	carry out relevant approval procedures and to carry out filings with the China Securities Regulatory Commission (if applicable) after repurchasing shares; and

e)

according to the actual repurchase situation, to carry out transfer and cancelation procedures for repurchase shares, make corresponding amendments to the Articles of Association of the Company relating to share capital and shareholdings etc., carry out modification registrations, and to deal with any other documents and matters related to share repurchase (if involved).

The above Repurchase Mandate will expire on the earlier of (the “Relevant Period”):

a)	the conclusion of the annual general meeting of the Company for 2022;

b)	the expiration date of 12 months after the resolution is adopted at the AGM;

c)

the date on which the authority conferred by this resolution is revoked or varied by a special resolution of shareholders at a general meeting, or at a class meeting of domestic share (A shares) shareholders or a class meeting of overseas-listed foreign invested share (H shares) shareholders, except where the Board has resolved to repurchase domestic shares (A shares) or overseas-listed foreign invested shares (H shares) during the Relevant Period and the share repurchase is to be continued or implemented after the Relevant Period.

LETTER FROM THE BOARD

In accordance with the requirements of the Company’s Articles of Association applicable to capital reduction, the Company will have to notify its creditors of the passing of the resolution for the reduction of the registered capital of the Company within 10 days from the passing of such resolution and also by way of the publication on a newspaper designated by the relevant regulatory authority at the place where the Company’s shares are listed within 30 days after the passing of the resolution. Creditors then have a period of up to 30 days after the Company’s written notification or if no such notification has been received, up to 45 days from the publication of the press announcement to require the Company to repay amounts due to them or to provide guarantees in respect of such amounts.

An explanatory letter giving certain information regarding the H Share Repurchase Mandate is set out in Appendix I to this circular.

III.	AGM AND H SHAREHOLDERS CLASS MEETING

The Company will convene the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Wednesday, 22 June 2022 at 2:00p.m., 2:15p.m. and 2:30p.m. respectively. The notices and proxy forms of the AGM and the H Shareholders Class Meeting are contained in page 8 to 17 of this circular. Whether or not you are able to attend the AGM and/or the H Shareholders Class Meeting in person, please complete the proxy forms of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event no later than 24 hours before the time for holding the AGM or the H Shareholders Class Meeting or any adjournment thereof (as the case may be).

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, all votes at the AGM and the H Shareholders Class Meeting will be taken by poll and the Company will announce the results of the poll in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

As at the Latest Practicable Date, to the best of the Company’s knowledge, information and belief, no Shareholder is required to abstain from voting on any resolution at the AGM.

IV.	RECOMMENDATIONS

All resolutions to be proposed at the AGM and the H Shareholders Class Meeting are fair and reasonable, and in the best interests of the Company and its shareholders as a whole. The Board (including the independent non-executive Directors) recommends that the independent shareholders vote in favour of all resolutions at the AGM and the H Shareholders Class Meeting.

LETTER FROM THE BOARD

V.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters, the omission of which would make any statement herein or this circular misleading.

For and on behalf of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2021 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2021 annual general meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) is to be held at North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 22 June 2022 at 2:00 p.m. for the following purposes:

ORDINARY RESOLUTIONS

To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(1)	THAT the 2021 Work Report of the board of directors of the Company be considered and approved;

(2)	THAT the 2021 Work Report of the supervisory committee of the Company be considered and approved;

(3)	THAT the 2021 Audited Financial Statements of the Company be considered and approved;

(4)	THAT the 2021 Profit Distribution Plan of the Company be considered and approved;

(5)	THAT the 2022 Financial Budget Report of the Company be considered and approved;

(6)

THAT the re-appointment of KPMG Huazhen LLP and KPMG as the domestic and international auditors, respectively, of the Company for the year 2022 and the authorization of the board of directors to fix their remuneration be considered and approved;

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

To consider and pass the following special resolutions by way of non-cumulative voting:

(7)	THAT the authorization to the board of directors to decide on the registration and issuance of ultra short-term financing bonds be considered and approved; and

(8)

THAT the proposal to the shareholders at the general meeting to authorize the board of directors to repurchase domestic shares and/or overseas-listed foreign shares of the Company be considered and approved.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 18 May 2022

NOTICE OF ANNUAL GENERAL MEETING

Notes:

I.	Attendees of the AGM

1.	Eligibility for attending the AGM

Holders of A shares of the Company whose names appear on the domestic shares register of the Company maintained by Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the “CSDC Shanghai Branch”) and holders of H shares of the Company whose names appear on the Register of Members of the Company maintained by the Company’s H shares share registrar, Hong Kong Registrars Limited, at the close of business on Friday, 17 June 2022 are eligible to attend the AGM. Unregistered holders of H shares who wish to attend the AGM shall lodge the transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 16 June 2022.

2.	Proxy

(1)	A member eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

(2)

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney of the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

(3)

To be valid, the completed form of proxy and/or the power of attorney or other authorization document(s) which has/have been notarized must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the AGM (i.e., not later than 2:00 p.m. on Tuesday, 21 June 2022) or any adjournment thereof (as the case may be). Holders of A shares shall deliver the relevant document(s) to the registered office of the Company at No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540 for the attention of the Secretariat of the Board. Holder of H shares shall deliver the relevant document(s) to the Company’s H shares share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the shareholder will be deemed as having not attended the AGM and the relevant form of proxy will be deemed void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

NOTICE OF ANNUAL GENERAL MEETING

II.	Registration procedures for attending the AGM

1.

A Shareholder of the Company or his/her/its proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a representative is appointed by the corporate shareholder to attend the meeting, the representative shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

According to the recent requirements of the governments at all levels concerning the prevention and control of COVID-19, the Company suggests that the H Shareholder and the person authorized by H Shareholder appointing the chairman of the AGM as proxy to attend the AGM.

3.

Shareholders registered to attend the AGM may submit questions related to the resolutions submitted at the AGM, or ask questions during the AGM. The company will answer the questions raised by H Shareholders at the AGM and the questions submitted in advance.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.	The AGM is expected to last for less than a working day. Shareholders or their proxies who will attend the AGM shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of Register of Members in relation to the eligibility of attending the AGM

The Register of Members of the Company’s H shares will be closed from Friday, 17 June 2022 to Wednesday, 22 June 2022 (both days inclusive), during which period no transfer of H shares will be registered, in order to confirm the H shares Shareholders’ eligibility to attend the AGM. Unregistered holders of the Company’s H shares who wish to attend and vote at the AGM should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 16 June 2022.

NOTICE OF ANNUAL GENERAL MEETING

Date of closure of Register of Members in relation to the distribution of Final Dividend to holders of the Company’s H shares

The Board has proposed to distribute a dividend for the year of 2021 of RMB0.1 per share (tax inclusive) (the “Final Dividend”) based on the total number of shares of the Company on the record date for dividend distribution. Subject to the passing of the resolution by the Shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Thursday, 28 July 2022 to H shares Shareholders whose names appear on the Register of Members of the Company’s H shares at the close of business on Tuesday, 5 July 2022. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Register of Members of the Company’s H shares will be closed from Thursday, 30 June 2022 to Tuesday, 5 July 2022 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the H shares Shareholders’ entitlement to receive the Final Dividend. Unregistered holders of the Company’s H shares who wish to receive the Final Dividend should lodge the H shares transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Wednesday, 29 June 2022.

For domestic individuals and corporate investors who invested in H shares of the Company via Southbound Trading, the Company has entered into “The Agreement on Distribution of Cash Dividends of H shares for Southbound Trading” with CSDC Shanghai Branch, pursuant to which, the CSDC Shanghai Branch, as the nominee holder of H shares of the Company for the investors of Southbound Trading, will receive cash dividend distributed by the Company and distribute the cash dividend to the relevant investors of Southbound Trading through its depository and clearing system. The arrangement of the record date of the investors of Southbound Trading is consistent with that of the Company’s H shares shareholders. The Final Dividend is expected to be paid within three business days of Southbound Trading from Thursday, 28 July 2022. The Final Dividend payable to the investors of Southbound Trading who invested in H shares of the Company will be paid in Renminbi.

Withholding of both corporate and individual income tax on dividends:

Pursuant to the Law of the People’s Republic of China on Enterprise Income Tax, and its implementation rules and the relevant provisions, when the Company distributes dividends to its Shareholders who are overseas non-resident enterprises on the Register of Members of H shares of the Company, the Company has the obligation to withhold the enterprise income tax at a rate of 10%. All shares registered in the name of non-individual shareholders on the Register of Members of H shares of the Company, including HKSCC (Nominees) Limited, other corporate nominees and trustees, or other groups and organizations will be treated as shares held by non-resident enterprise shareholders and, thus, the income tax will be withheld on the dividends received. If any holder of the Company’s H shares would like to change his/ her/its residency status, please enquire the relevant procedures with his/her/its nominee or trustee.

NOTICE OF ANNUAL GENERAL MEETING

Pursuant to the Guo Shui Han [2011] No. 348 issued by the State Administration of Taxation, for individual holders of the Company’s H shares (the “Individual H Shares Shareholders”), the Company shall withhold and pay the individual income tax for dividends on behalf of such Shareholders. Meanwhile, the Individual H Shares Shareholders may be entitled to relevant tax preferential treatments under the tax agreements between the PRC and the countries in which the Individual H Shares Shareholders reside or under the tax arrangements between Mainland China and Hong Kong (Macau). For Individual H Shares Shareholders who are Hong Kong or Macau residents or who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company will withhold and pay individual income tax at the rate of 10% on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of lower than 10% in respect of dividend, the Company may make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Announcement of the State Administration of Taxation in relation to Issuance of the “Administrative Measures on Preferential Treatment Entitled by Non-residents Under Tax Treaties” (《國家稅務總局關於發佈〈非居民納稅人享受稅收協定待遇管理辦法〉的公告》 ). For Individual H Shares Shareholders who reside in a country which has entered into an agreement with the PRC stipulating a tax rate of higher than 10% but lower than 20% in respect of dividend, the Company will withhold and pay individual income tax at the actual agreed tax rate on behalf of such Individual H Shares Shareholders. For Individual H Shares Shareholders who reside in a country which has not entered into any tax agreement with the PRC or which has entered into a tax agreement with the PRC stipulating a tax rate of 20% in respect of dividend, or under any other circumstances, the Company will withhold and pay the individual income tax at a tax rate of 20% on behalf of such Individual H Shares Shareholders.

Pursuant to the Notice on Taxation Policies concerning the Pilot Program of an Interconnection Mechanism for Transactions in the Shanghai and Hong Kong Stock Markets (Cai Shui [2014] No. 81):

For dividends received by the Mainland China investors who invest in H shares of the Company via the Shanghai-Hong Kong Stock Connect, the Company will withhold and pay income tax at the rate of 20% on behalf of such individuals and investment funds. The Company will neither withhold nor pay income tax of the dividends received by corporate investors, and the tax should be declared and paid by the corporate investors themselves.

For dividends received by Hong Kong investors (enterprises or individuals) that invest in A shares of the Company via the Shanghai-Hong Kong Stock Connect, income tax shall be withheld at the tax rate of 10% by the Company and the Company shall undergo the procedure of tax withholding and declaration with the tax authorities in charge. For investors who reside in a country which has entered into a tax agreement with the PRC stipulating a tax rate of less than 10% in respect of dividend, the enterprises or individuals may apply to the taxation authority of the Company for tax preference of the tax agreement by themselves or authorize the tax withholding obligator to file such an application. The taxation authority in charge will, after verification and approval, refund the taxes based on the difference between the taxes levied and the taxes payable calculated according to the tax rate of the tax agreement.

NOTICE OF ANNUAL GENERAL MEETING

The Company will determine the country of residence of the Individual H Shares Shareholders based on the registered address as recorded in the Register of Members of the Company’s H shares (the “Registered Address”) as at the close of business on Tuesday, 5 July 2022 and will withhold and pay individual income tax on that basis. If the country of residence of the Individual H Shares Shareholder is not the same as the Registered Address, the Individual H Shares Shareholder shall notify the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, and provide relevant supporting documents not later than 4:30 p.m. on Wednesday, 29 June 2022. If the Individual H Shares Shareholders do not provide relevant supporting documents to the Company’s H shares share registrar within the time limit stated above, the Company will determine the country of residence of the Individual H Shares Shareholders based on the Registered Address recorded in the Register of Members of the Company’s H shares as at the close of business on Tuesday, 5 July 2022.

The Company will assume no liability and will not entertain any claims arising from and whatsoever in respect of any delay or error in determination of the residency status of the individual H Shares Shareholders of the Company or any disputes over the tax withholding mechanism.

If holders of the Company’s H shares have any questions regarding the aforesaid arrangements, please consult your tax advisor on the taxation impact in Mainland China, Hong Kong and other countries (regions) for owning and disposing the Company’s H shares.

The record date, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced in a separate announcement.

4.	The Secretariat for the AGM is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 5794 3143

Fax: (8621) 5794 0050

NOTICE OF THE SECOND H SHAREHOLDERS CLASS MEETING FOR 2022

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF THE SECOND H SHAREHOLDERS

CLASS MEETING FOR 2022

NOTICE IS HEREBY GIVEN THAT the second H shareholders class meeting for 2022 (the “H Shareholders Class Meeting”) of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Petrochemical”) is to be held at the North Building, Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) on Wednesday, 22 June 2022 at 2:30 p.m. for the following purpose:

Resolution to be considered at the H Shareholders Class Meeting:

1. THAT the proposal to the shareholders at the general meeting to authorize the board of directors to repurchase the domestic shares and/or overseas listed foreign shares of the Company be considered and approved as a special resolution.

The proposal of the H Shareholders Class Meeting can be found on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk), and is contained in the circular distributed by the Company to its H shareholders.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 18 May 2022

NOTICE OF THE SECOND H SHAREHOLDERS CLASS MEETING FOR 2022

Notes:

I.	Attendees of the H Shareholders Class Meeting

1.	Eligibility for attending the H Shareholders Class Meeting

Holders of H shares of the Company whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 17 June 2022 are eligible to attend the H Shareholders Class Meeting. Unregistered holders of H shares of the Company who wish to attend the H Shareholders Class Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before 4:30 p.m. on Thursday, 16 June 2022.

2.	Proxy

a.

A member eligible to attend and vote at the H Shareholders Class Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his/her/its behalf. A proxy need not be a Shareholder of the Company.

b.

A proxy should be appointed by a written instrument signed by the Shareholder or its attorney duly authorized in writing. If the form of proxy is signed by the attorney duly authorised by the Shareholder, the power of attorney authorizing that attorney to sign or other authorization document(s) must be notarized.

c.

To be valid, the power of attorney or other authorisation document(s) which has/have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the H Shareholders Class Meeting (i.e., 2:30 p.m. on Tuesday, 21 June 2022) or any adjournment thereof (as the case may be). Holders of H shares of the Company shall deliver the relevant document(s) to the H shares share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of the relevant document(s) before the aforesaid period, the Shareholder will be deemed as having not attended the H Shareholders Class Meeting and the relevant proxy form will be deemed void.

3.	The Directors, the supervisors and the senior management of the Company

4.	The legal advisors of the Company

5.	Others

NOTICE OF THE SECOND H SHAREHOLDERS CLASS MEETING FOR 2022

II.	Registration procedures for attending the H Shareholders Class Meeting

1.

A Shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the H Shareholders Class Meeting. If the Shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting, the proxy shall produce proof of identity, the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization duly passed by the board of directors or other decision-making bodies of the corporate shareholder and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.

According to the recent requirements of the governments at all levels concerning the prevention and control of COVID-19, the Company suggests that the H Shareholder and the person authorized by H Shareholder appointing the chairman of the H Shareholders Class Meeting as proxy to attend the H Shareholders Class Meeting.

3.

Shareholders registered to attend the H Shareholders Class Meeting may submit questions related to the resolutions submitted at the H Shareholders Class Meeting, or ask questions during the H Shareholders Class Meeting. The company will answer the questions raised by H Shareholders at the H Shareholders Class Meeting and the questions submitted in advance.

III.	Miscellaneous

1.	Each Shareholder or his/her/its proxy shall exercise his/her/its voting rights by way of poll.

2.

The H Shareholders Class Meeting is expected to last for less than a working day. Shareholders or their proxies who will attend the H Shareholders Class Meeting shall be responsible for their own transportation and accommodation expenses.

3.	Notes to the holders of the Company’s H shares

Date of closure of register of members in relation to the qualification of attending the H Shareholders Class Meeting

The Company will close the register of members of the Company’s H shares from Friday, 17 June 2022 to Wednesday, 22 June 2022 (both days inclusive), during which period no transfer of shares will be effected, in order to confirm its H shares Shareholders’ entitlement to attend the H Shareholders Class Meeting. Holders of the Company’s H shares who wish to attend and vote at the H Shareholders Class Meeting should lodge transfer documents and the relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by 4:30 p.m. on Thursday, 16 June 2022.

4.

In order to comply with the prevention and control of COVID-19, Shareholders or his/her proxy who need to attend the on-site meeting shall take effective protective measures and comply with the requirements of the venue to accept body temperature detection and other related prevention work.

5.	The Secretariat for the H Shareholders Class Meeting is the Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited and the contact details are as follows:

No. 48 Jinyi Road, Jinshan District, Shanghai, the PRC

Postal code: 200540

Telephone: (86)21 5794 3143

Fax: (86)21 5794 0050

APPENDIX I	EXPLANATORY
STATEMENT

In accordance with the Hong Kong Listing Rules, this appendix serves as the explanatory letter to provide you with requisite information reasonably necessary to enable you to make an informed decision on whether to vote for or against the special resolution(s) to be proposed at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting for the grant of the H Share Repurchase Mandate to the Directors.

H Share Repurchase Mandate

Reasons for Repurchasing H Shares

The Directors believe that the flexibility afforded by the H Share Repurchase Mandate would be beneficial to and in the best interest of the Company and its Shareholders. Such repurchases may, depending on market conditions and funding arrangements at such time, lead to an enhancement of the net asset value per share and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders.

Registered Capital

As at the Latest Practicable Date, the registered capital of the Company was RMB10,823,813,500 comprising 3,495,000,000 H Shares of RMB1.00 each and 7,328,813,500 A Shares of RMB1.00 each.

Exercise of the H Share Repurchase Mandate

Subject to the passing of the relevant special resolution(s) set out in the notice of the AGM, the special resolution(s) approving the grant to the Board of the H Share Repurchase Mandate at the A Shareholders Class Meeting and H Shareholders Class Meeting respectively, the Board will be granted the H Share Repurchase Mandate until the earlier of a) the conclusion of the annual general meeting of the Company for 2022; b) the expiration date of 12 months after the resolution is adopted by the AGM; c) the date on which the authority conferred by this resolution is revoked or varied by a special resolution of shareholders at a general meeting, or a special resolution of shareholders at a class meeting of domestic share (A share) shareholders or a class meeting of overseas-listed foreign invested share (H share) shareholders (the “Relevant Period”). The exercise of the H Share Repurchase Mandate is subject to relevant approval(s) of and/or filings with State Administration of Foreign Exchange and/or any other regulatory authorities as required by the laws, rules and regulations of the PRC being obtained and/or carried out.

The exercise in full of the H Share Repurchase Mandate (on the basis of 3,495,000,000 H Shares in issue as at the Latest Practicable Date and there is no change to the number of issued H Shares prior to the date of the AGM, the A Shareholders Class Meeting and H Shareholders Class Meeting) would result in a maximum of 349,500,000 H Shares being repurchased by the Company during the Relevant Period, being the maximum of 10% of the total H Shares in issue as at the date of passing the relevant resolution(s).

Funding of Repurchases

In repurchasing its H Shares, the Company intends to apply funds from the Company’s internal resources (which may include surplus funds and retained profits) legally available for such purpose in accordance with the Company’s Articles of Association and the applicable laws, rules and regulations of the PRC.

APPENDIX I	EXPLANATORY
STATEMENT

The Company is empowered by the Company’s Articles of Association to repurchase its H Shares. Any repurchases by the Company may only be made out of either the funds of the Company that would otherwise be available for dividend or distribution or out of the proceeds of a new issue of shares made for such purpose. The Company’s registered capital will be reduced by an amount equivalent to the aggregate nominal value of the H Shares so cancelled. The Company may not repurchase securities on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange from time to time.

General Information

The Directors consider that there would not be a material adverse impact on the working capital and on the gearing position of the Company in the event that the H Share Repurchase Mandate is to be exercised in full at any time during the proposed repurchase period (as compared with the position disclosed in the latest published audited accounts contained in the annual report of the Company for the year ended 31 December 2021). However, the Directors do not propose to exercise the H Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels of the Company. The number of H Shares to be repurchased on any occasion, the price and other terms upon which the same are bought back will be decided by the Directors at the relevant time having regarded to the circumstances then prevailing, in the best interests of the Company.

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases under the H Share Repurchase Mandate in accordance with the Hong Kong Listing Rules, the Company’s Articles of Association and the applicable laws, rules and regulations of the PRC.

H Shares Prices

The highest and lowest prices at which the H Shares have been traded on the Hong Kong Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

Date	Highest price	Lowest price
	HKD	HKD
2021
June	2.060	1.760
July	1.870	1.600
August	1.720	1.550
September	2.250	1.660
October	2.050	1.740
November	1.980	1.680
December	1.900	1.730

APPENDIX I	EXPLANATORY
STATEMENT

2022
January	1.920	1.660
February	1.840	1.720
March	1.760	1.440
April	1.690	1.420
May to the Latest Practicable Date	1.490	1.430

H Shares repurchased by the Company

No repurchase of H Shares has been made by the Company in the previous six months preceding the Latest Practicable Date (whether on the Hong Kong Stock Exchange or otherwise).

Disclosure of Interests

If as a result of a share repurchase by the Company, a substantial shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. Accordingly, a shareholder, or group of shareholders acting in concert, could obtain or consolidate control of the Company or become obligated to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Directors are not aware of any consequences which will arise under the Takeovers Code and/or any similar applicable law, as a result of any repurchases to be made under the H Share Repurchase Mandate. Moreover, the Directors will not make share repurchase on the Hong Kong Stock Exchange if such repurchase would result in the requirements under Rule 8.08 of the Hong Kong Listing Rules not being complied with.

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, any of their close associates presently intends to sell H Shares to the Company under the H Share Repurchase Mandate in the event that the H Share Repurchase Mandate is approved by the Shareholders and the conditions (if any) to which the H Share Repurchase Mandate is subject are fulfilled.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any H Shares to the Company, or that they have undertaken not to sell any H Shares held by them to the Company in the event that the H Share Repurchase Mandate is approved by its Shareholders and the conditions (if any) to which the H Share Repurchase Mandate is subject are fulfilled.